Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

Appointment of Directors of the Company

NEW YORK, (MARKETWIRE) — August 29, 2011— China Metro-Rural Holdings Limited (the “Company”) (NYSE Amex: CNR) is pleased to announce the appointments of Mr. Ho Min Sang (“Mr. Ho”) and Mr. Su Shaobin (‘Mr. Su”) as the Directors of the Company and the appointment of Mr. Sio Kam Seng (“Mr. Sio”) as the Chairman by the Board of Directors of the Company effective August 25, 2011.

“Mr. Ho’s and Mr. Su’s appointments will strengthen our team and help our business in the changing market environment. Their extensive experience in enterprise management and business development will be an asset to our business and they will be able to make very useful contributions to deliver significant long term value to our shareholders,” states Mr. Sio, Chairman of the Board.

Mr. Ho was one of the initial investors in the Company and was involved in the Company’s business development until the Company was publicly listed, given his insight into the Company’s values, structure and goals. Mr. Ho has over 25 years experience in the fine jewelry business including retail, wholesale and manufacturing. Mr. Ho has served as the Chairman of CARINE FRANCOIS France since 1985. CARINE FRANCOIS is the second largest importer both in quantity and value of fine jewelry in France. As the Chairman of his group of companies, his investments covered France, Hong Kong and Mainland China. He is experienced in the areas of enterprise management and business development.

Mr. Su is a Senior Economist in the PRC, and currently the Chairman of Jiangxi Zhenchang Group. He obtained a Bachelors Degree in Decoration and Design from South China University of Technology in 1993. In 2005, he earned a Masters Degree from the Graduate School of The China Academy of Social Science, and received another Masters Degree in Business Administration from The Open University of Hong Kong. Mr. Su has extensive management and working experience in the Building Decoration and Designs Industry for over 17 years and was awarded “Excellent Entrepreneur of China Building Decoration Industry” in 2004. Mr. Su is currently a member of the standing committee of the China Building Decoration Association and a member of the standing committee of the Federation of Industry and Commerce in Jiangxi Province. In 2006, Mr. Su was

awarded “Excellent Builder of Socialism with Chinese Characteristics” by Nanchang Municipal Government, and was elected as representative of the Twelfth and Thirteenth People’s Congress of Nanchang City and the representative of the Eleventh People’s Congress of Jiangxi Province.

A Nominating Committee was set up by the approval of the Board of Directors of the Company effective August 25, 2011. Mr. Francis Tsui will be the Chairman of the Nominating Committee. Mr. Matthew Lai, Mr. Henry Wong and Mr. Ernest Yuen will be the members of the Committee. Mr. Ernest Yuen was also appointed as one of the Compensation Committee members effective August 25, 2011.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com